UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Closing of 8.75% Senior Notes due 2026 Offering dated 18 November 2021

Press release

18 November 2021

Argo Blockchain PLC

("Argo" or "the Company")

Argo Announces Closing of 8.75% Senior Notes due 2026 Offering

Argo Blockchain, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announced the closing of its SEC-registered public offering of $40.0 million aggregate principal amount of 8.75% Senior Notes due 2026 (the "Notes").

The Notes are expected to begin trading on Nasdaq under the symbol "ARBL" following the closing date of this offering.

The offering resulted in net proceeds of approximately $38.6 million after deducting underwriting discounts and commission, but before expenses and fees. The Company intends to use the net proceeds from this offering for general corporate purposes, the construction of, and purchase of mining machines for, its Texas cryptocurrency mining facility and potentially acquisitions of, or investments in, complementary businesses in the cryptocurrency and blockchain technology industries.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Notes may only be offered and sold under the Company's registration statement on Form F-1, as amended, which has been filed with the Securities and Exchange Commission ("SEC") and declared effective on November 12, 2021. A copy of the registration statement is available on the SEC's website at www.sec.gov. When available, copies of the prospectus related to the offering may be obtained from the offices of B. Riley Securities, Inc. at 1300 North 17th Street, Suite 1400, Arlington, VA 22209, by calling (703) 312‐9580 or by emailing prospectuses@brileyfin.com.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 November 2021	ARGO BLOCKCHAIN PLC By: Name: Peter WallTitle: Chief Executive Officer Name: Davis ZaffeTitle: General Counsel